Wendy K. Modlin Direct Dial: 212.940.6690 Fax: 212.894.5753 wendy.modlin@kattenlaw.com

April 20, 2007

Via EDGAR and Federal Express

Michele Anderson, Legal Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3720

Re:	TransTech Services Partners Inc. Amendment No. 5 to Registration Statement on Form S-1 Originally Filed on October 19, 2006 File No. 333-138080

Dear Ms. Anderson:

On behalf of TransTech Services Partners Inc. (the “Registrant”), we are filing electronically Amendment No. 5 to the above-referenced Registration Statement on Form S-1 originally filed on October 19, 2006 and amended pursuant to Amendment No. 1 filed on November 22, 2006, Amendment No. 2 filed on December 8, 2006, Amendment No. 3 filed on January 25, 2007, Amendment No. 4 filed on March 6, 2007. Amendment No. 5 includes the following:

1. Registrant’s unaudited financial statements for period ended March 31, 2007;

2. The addition of Cowen and Company, LLC as co-underwriter;

3. The revision to the underwriters’ compensation; and

4. The updating of the statistics on page 46 in the business section regarding the growth market for business process outsourcing. For your reference, enclosed is a marked copy of the material that supports the reference to such statistics. The enclosed supporting document is publicly available and has not been prepared specifically for the Registrant’s offering.

Michele Anderson, Legal Branch Chief
April 20, 2007

We are providing you with two copies of Amendment No. 5, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed Amendment No. 4.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please contact the undersigned at 212-940-6690 or Howard S. Jacobs at 212-940-8505.

Sincerely,

/s/ Wendy K. Modlin
Wendy K. Modlin

Enclosures

cc:	Paul Fischer
LM Singh
Charles Preusse
Ted Thoma
Suresh Rajpal
Andrew Scott
David Wong
Howard S. Jacobs, Esq.
Douglas S. Ellenoff, Esq.
Stuart Neuhauser, Esq.
Adam S. Mimeles, Esq.
Jack I. Kanrowitz, Esq.
Edward F. Petrosky, Esq.
Thomas Del Bosco
Patricia A. Baldowski